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[AEGON LOGO]

                                                                     Exhibit 99

                                                                      285150
                                                               PRESS RELEASE

APPOINTMENT AT AEGON N.V.

Marc van Weede (37) has been appointed head of the Group Business Development department as from 17 April 2003. In this function, Marc van Weede will report to Mr. Alexander Wynaendts, member of AEGON's Executive Board.

Marc van Weede will succeed Alex Wynaendts, who has headed the department until he was appointed member of the Executive Board.

Marc van Weede started his career at Bank Mees & Hope in 1989 after a Bachelor's degree in Economics at Cambridge University. After leaving Bank Mees & Hope, he worked with Forsythe International and McKinsey & Company. He joined AEGON N.V. in April 2001 when he started as Senior Vice-President at Group Business Development.

The Hague, April 22, 2003

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